Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF BY-LAWS OF

NEUROCRINE BIOSCIENCES, INC.

(A DELAWARE CORPORATION)

On February 23, 2012, the Board of Directors of Neurocrine Biosciences, Inc. approved the amendment of Section 3.2 of the By-Laws of the corporation to read as follows:

3.2 Number of Directors . The Board of Directors shall consist of eight (8) members. The number of Directors may be changed by an amendment to this by-law adopted by the Board of Directors or by the stockholders or by a duly adopted amendment to the certificate of incorporation. The Directors shall be divided into three classes, with the term of office of the first class (Class I Directors), which will initially consist of two (2) Directors, to expire at the 2012 Annual Meeting of Shareholders; the term of office of the second class (Class II Directors), which will initially consist of three (3) Directors, to expire at the 2013 Annual Meeting of Shareholders; the term of office of the third class (Class III Directors), which will initially consist of three (3) Directors, to expire at the 2014 Annual Meeting of Shareholders; and thereafter for each such term to expire at each third succeeding Annual Meeting of Shareholders held after such election.